

AiPEXAR

An AI Powered US Equity Adjusted Total Return Index

Monthly Performance Report - November 2021

About AIPEXAR

HSBC and San Francisco based asset manager EquBot have developed the AI Powered US Equity Adjusted Total Return Index ("AiPEXAR"). AiPEXAR is comprised of Large and Mid Cap U.S. publicly traded companies, selected monthly based on a 3-step selection process that utilizes objective artificial intelligence to dynamically select the underlying constituents. This investment process is intended to provide growth through a variety of market conditions. AiPEXAR is a total return index with a 5.0% per annum adjustment factor.

Performance: Historical & Simulated*



Index Overview

Website	http://aipexar.gbm.hsbc.com/AiPEXAR.html
Bloomberg Ticker	AIPEXAR Index
Geographical Focus	United States
Launch Date	7/14/2021
Type of Return	Adjusted Return
Index Sponsor	EquBot, Inc.
Index Calculation Agent	Solactive AG
Adjustment Factor	5.0% per year

Index Performance: Historical & Simulated*

Index returns as of 11/30/2021

YTD	16.64%
1Y	20.71%
3Y	53.70%
5Y	101.03%
10Y	359.21%
10Y Volatility	16.61%

Source: Solactive, EquBot, HSBC, Bloomberg, from 4/27/2006 to 11/30/2021

Top 10 Holdings: As of 11/30/2021

	Index Weight(%)	Sector
MICROSOFT CORP	6.07%	Technology Services
APPLE INC	2.66%	Electronic Technology
TESLA INC	2.60%	Consumer Durables
NVIDIA CORP	2.44%	Electronic Technology
ALPHABET INC C-SHARES	1.59%	Technology Services
ALPHABET INC-CL A	1.42%	Technology Services
HOME DEPOT INC	1.39%	Retail Trade
JOHNSON & JOHNSON	1.35%	Health Technology
UNITEDHEALTH GROUP INC	1.35%	Health Services
JPMORGAN CHASE & CO	1.23%	Finance
Total	22.08%	

Annual Index Performance: Historical & Simulated*

2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020
13.3%	13.7%	-30.3%	30.8%	21.4%	4.4%	22.2%	37.6%	21.0%	2.7%	10.6%	22.3%	-5.5%	28.0%	14.2%

Source: Solactive, EquBot, HSBC, Bloomberg, from 4/27/2006 to 11/30/2021

 HSBC

ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration No. 333-253385
December 01, 2021

Top 10 Sector Allocations



Sector	Portfolio	Solactive US Large & Mid Cap Index
Consumer Durables	3.45%	3.53%
Consumer Non-Durables	5.56%	4.49%
Consumer Services	4.24%	3.72%
Electronic Technology	13.42%	14.72%
Finance	14.83%	14.87%
Health Technology	10.72%	9.81%
Producer Manufacturing	3.81%	3.90%
Retail Trade	6.45%	8.26%
Technology Services	23.15%	22.29%
Utilities	2.42%	2.34%

■ Portfolio   ■ Solactive US Large & Mid Cap Index

Contributions to Return



Sector	Portfolio	Solactive US Large & Mid Cap Index
Consumer Durables	0.01%	-0.04%
Consumer Non-Durables	-0.08%	-0.11%
Consumer Services	-0.27%	-0.26%
Electronic Technology	1.27%	0.87%
Finance	-0.76%	-0.81%
Health Technology	-0.30%	-0.33%
Producer Manufacturing	-0.08%	-0.13%
Retail Trade	0.23%	0.12%
Technology Services	-0.90%	-0.97%
Utilities	-0.06%	-0.06%

■ Portfolio   ■ Solactive US Large & Mid Cap Index

